Exhibit 99.4

January 4, 2024

A2Z Smart Technologies Corp.

1600-609 Granville Street

Vancouver, British Columbia

V7Y 1C3 Canada

Re: Prospectus Supplement Pursuant to Rule 424(b)(5)

Ladies and Gentlemen:

We have acted as U.S. counsel to A2Z Smart Technologies Corp., a corporation organized under the laws of the Province of British Columbia (the “Company”). This opinion is furnished to you in connection with a Prospectus Supplement pursuant to Rule 424(b)(5) (the “Prospectus Supplement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registered direct offering, issuance and sale of (i) 2,806,302 common shares of the Company, no par value per share (the “Common Shares”), and (ii) warrants to purchase up to an aggregate of 1,403,151 common shares (the “Common Warrants”) pursuant to that certain Purchase Agreement, dated as of January 3, 2024 (the “Purchase Agreement”) which definition includes all listed exhibits and schedules thereto) entered into by and between the Company and that certain investor signatory thereto.

The Prospectus Supplement supplements the registration statement on Form F-3 (File No. 333-271226) (the “Registration Statement”) filed by the Company with the Commission under the Securities Act on April 12, 2023, and which became effective on April 21, 2023.

The Common Shares and Common Warrants are to be sold by the Company pursuant to the Purchase Agreement, the form of which has been filed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that is incorporated by reference into the Registration Statement.

This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or the Prospectus Supplement that is a part of the Registration Statement, other than as expressly stated herein.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates and statements of public officials, certificates of officers or representatives of the Company, and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of all originals of such latter documents. In making our examination of the documents executed by the parties, we have assumed that such parties had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and the validity and binding effect thereof. In addition, we have assumed that when issued and paid for pursuant to the Purchase Agreement and Common Warrant, the common shares underlying the Common Warrants (the “Common Warrant Shares”) will be validly issued, fully paid and non-assessable. Except as expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of facts material to the opinions expressed herein and no inference as to our knowledge concerning such facts should be drawn from the fact that such representation has been relied upon by us in connection with the preparation and delivery of this opinion. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others, including those set forth in the Purchase Agreement.

We are admitted to the Bar in the State of New York. We express no opinion as to the laws of any jurisdiction other than the laws of the State of New York.

You are separately receiving an opinion from Bloch Legal with respect to the corporate proceedings relating to the issuance of the Common Shares, Common Warrants and Common Warrant Shares.

Based upon the foregoing and subject to the assumptions and qualifications set forth herein, we are of the opinion that the Common Warrants, when issued and sold by the Company and delivered by the Company in accordance with and in the manner described in the Prospectus Supplement and the Purchase Agreement, when executed and delivered by the Company, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, moratorium and similar laws affecting creditors’ rights generally and equitable principles of general applicability.

We express no opinion as to the enforceability of any rights to indemnification or contribution provided for in the Purchase Agreement that are violative of the public policy underlying any law, rule or regulation.

We consent to the filing of this opinion as an exhibit to the Registration Statement (as an exhibit to a Report of Foreign Private Issuer on Form 6-K that is incorporated by reference into the Registration Statement), and we further consent to the use of our name under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. This opinion letter is limited to the matters expressly set forth herein and no opinion is implied or may be inferred beyond the matters expressly so stated. This opinion letter is given as of the date hereof and we do not undertake any liability or responsibility to inform you of any change in circumstances occurring, or additional information becoming available to us, after the date hereof which might alter the opinions contained herein.

Very respectfully yours,

/s/ Sichenzia Ross Ference Carmel LLP
Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 |

WWW.SRFC.LAW